Exhibit 99.A3 (f)

AMENDMENT NO. 6 TO

THE STANDARD TERMS AND CONDITIONS OF TRUST

This Amendment No. 6 to the Standard Terms and Conditions of Trust, dated as of January 26, 2018 (“Amendment No. 6”), by and between Invesco PowerShares Capital Management LLC, as sponsor (in such capacity, the “Sponsor”), and The Bank of New York Mellon, as trustee (in such capacity, the “Trustee”), amends the Standard Terms and Conditions of Trust dated as of March 1, 1999, and effective as of March 4, 1999, as amended on April 17, 2001, February 4, 2004, January 1, 2006, November 16, 2012, and August 2, 2017 (collectively, the “Standard Terms”), by and between the Sponsor, or its predecessor as sponsor, and the Trustee of PowerShares QQQ TrustSM, Series 1 (the “Trust”). Defined terms used herein and not otherwise defined shall have the meaning assigned to such terms in the Standard Terms.

WITNESSETH THAT:

WHEREAS Section 10.01(a)(1) of the Standard Terms authorizes the Trust’s sponsor and trustee to amend the Standard Terms, without the consent of the Beneficial Owners, “to make such other provisions in regard to matters or questions arising thereunder as will not adversely affect the interests of Beneficial Owners”; and

WHEREAS the Trust’s sponsor and trustee have entered into five prior amendments to the Standard Terms, dated April 17, 2001, February 4, 2004, January 1, 2006, November 16, 2012, and August 2, 2017; and

WHEREAS the Sponsor and the Trustee have determined that an adjustment to the Dividend Payment Date should be made to provide that dividends declared for the Trust in December of a given calendar year will be paid on the last business day of that month; and

WHEREAS the Sponsor and the Trustee now desire to further amend the Standard Terms as provided herein;

NOW, THEREFORE, in consideration of the premises the Sponsor and the Trustee agree to amend the Standard Terms as follows:

1.	Paragraph (g) of Section 3.04, “Certain Deductions and Distributions,” is amended in its entirety to read as follows:

The Trustee shall compute on a daily basis the dividends accumulated and declared for the Securities within each Accumulation Period. For the avoidance of doubt, amounts received in respect of Income Net of Expense Amount payments to the Trust in connection with Portfolio Deposits are excluded from the calculation of dividends accumulated and declared for the Securities within each

Accumulation Period as used in the preceding sentence and referenced hereafter in this paragraph. The regular quarterly ex-dividend date for PowerShares QQQ Trust will be the first Business Day subsequent to the third Friday in each of March, June, September and December (the “Ex-Dividend Date”). Beneficial Owners as reflected on the records of the Depository and the DTC Participants on the first (1st) Business Day following the Ex-Dividend Date (the “Record Date”) will be entitled to receive an amount (if any) representing dividends accumulated on the Securities through the quarterly Accumulation Period which ends on the Business Day-preceding such Ex-Dividend Date (including securities with ex-dividend dates falling within such quarterly dividend period) and other income, if any, received by the Trust, net of fees and expenses of the Trust, accrued daily for such period. In the event that Trust fees and expenses exceed dividends accumulated on the Securities for such period, no distributions to Beneficial Owners shall be made. In addition, no dividend distribution shall be made for any given quarter, and such amount shall be rolled over into the next quarterly Accumulation Period, if the aggregate dividend distribution so determined would be in an amount less than 5/100 of one percent (0.05%) of the net asset value of the Trust as of the Friday in the week immediately preceding the Ex-Dividend Date, unless the Trustee determines that such dividend distribution is required to be made to maintain the Trust’s status as a Regulated Investment Company or to avoid the imposition of income or excise taxes on undistributed income. For the purposes of all dividend distributions, dividends per Nasdaq-100 Share will be calculated at least to the nearest 1/100th of $0.01. On each Record Date, the Trustee shall compute the aggregate amount of funds (if any) to be distributed through the Depository to Beneficial Owners as described in Section 3.11 which shall be paid on the last Business Day in the calendar month following each Ex-Dividend Date (the “Dividend Payment Date”). However, for the regular Ex-Dividend Date occurring on the first Business Day subsequent to the third Friday of the month December, the Dividend Payment Date shall instead be the last Business Day in December. On each Dividend Payment Date, the Trustee shall distribute to the Depository (i) the aggregate amount of funds to be distributed to each Beneficial Owner pursuant to this Section 3.04 and (ii) the aggregate amount of Nasdaq-100 Shares and cash, if any, to Beneficial Owners participating in a dividend reinvestment plan or service pursuant to Section 3.09, if and when established. All such distributions shall be made in accordance with the provisions of Section 3.11.

2.	Pursuant to Section 10.01 of the Standard Terms, the parties hereby agree that this Amendment No. 6 is made in compliance with the provisions of Section 10.01(a) thereof and that the parties hereto have determined in good faith that the amendments contained in this Amendment No. 6 will not adversely affect the interests of the Beneficial Owners.

3.	Pursuant to Section 10.01 of the Standard Terms, the Sponsor shall publish the notice of this Amendment No. 6 on the Sponsor’s website promptly following execution of this amendment and shall include the text of the amendment in the annual report provided to Beneficial Owners pursuant to Section 3.05 of the Standard Terms.

4.	Except as amended hereby, the Standard Terms as now in effect are in all respects ratified and confirmed hereby. This Amendment No. 6 and all of its provisions shall be deemed to be a part of the Standard Terms, and the Standard Terms, as amended hereby and previously amended, are incorporated in and amend the Trust Indenture and Agreement dated as of March 4, 1999, as previously amended by Amendment No. 1 thereto, dated March 4, 2007.

5.	This Amendment No. 6 shall be governed by and construed in accordance with the laws of the State of New York without regard to conflicts of laws thereof, and all laws or rules of construction of such State shall govern the rights of the parties thereto and the Beneficial Owners and the interpretation of the provisions hereof.

6.	This Amendment No. 6 may be executed in any number of counterparts, each of which, when so executed and delivered, shall be an original, but all such counterparts shall together constitute but one and the same Amendment No. 6. Each of the parties hereto acknowledges having received an executed counterpart of this Amendment No. 6. Facsimile and PDF or other similar format signatures shall be acceptable and binding.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 6 to be duly executed as of the day and year set forth herein.

Invesco PowerShares Capital Management LLC, as Sponsor

By:	/S/ Daniel E. Draper
Name: Daniel E. Draper
Title: Chief Executive Officer

The Bank of New York Mellon, as Trustee

By:	/s/ Thomas Porrazzo
Name: Thomas Porrazzo
Title: Managing Director